Telix

Defining the Future of Radiopharma

JP Morgan 43rd Annual Healthcare Conference, 12-16 January 2025

NASDAQ: TLX | ASX: TLX


FAPi therapy (TLX400) in metastatic medullary thyroid cancer
Pre-treatment
Post-treatment

Disclaimer

This presentation should be read together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our registration statement on Form 20-F filed with the SEC, or on our website.

The information contained in this presentation is not intended to be an offer for subscription, invitation or recommendation with respect to shares of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this presentation are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this presentation, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in this presentation.

This presentation may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Telix’s actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enrol and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

This presentation also contains estimates and other statistical data made by independent parties and by Telix relating to market size and other data about its industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. In addition, projections, assumptions and estimates of Telix’s future performance and the future performance of the markets in which it operates are necessarily subject to a high degree of uncertainty and risk.

Telix’s lead imaging product, gallium-68 (^{68}Ga) gozetotide injection (also known as ^{68}Ga PSMA-11 and marketed under the brand name Illuccix®), has been approved by the U.S. Food and Drug Administration (FDA), by the Australian Therapeutic Goods Administration (TGA), and by Health Canada. No other Telix product has received a marketing authorization in any jurisdiction.

This presentation has been authorised for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.

Telix

Company Overview


Telix

Theranostics are the future of oncology

A powerful way to tackle cancer

"See It, Treat It"

- Highly-targeted
- Patient-centric
- Personalized

TLX101 Therapy: Patient with glioblastoma, TLX101-CDx PET imaging demonstrating response at 4 months[1]



Before
Tx
After

Baseline T=0
TLX101-CDx (Pixclara®[3], $[^{18}F]$ FET) PET[4]

Treatment with TLX101
T=9 weeks
T= 13 weeks
Overlay post therapy SPECT[5]

Follow up
T=19 weeks
TLX101-CDx PET

TLX400 therapy: Patient with breast cancer demonstrating significant tumor mass reduction[2]



Before
Tx
After

Baseline T=0
TLX400-CDx FAP-targeted PET

TLX400 Treatment
(SPECT imaging)

Post-Tx (4 cycles)
TLX400-CDx FAP-targeted PET

Telix

1. TLX101 Compassionate Use program. Case study presented at EANM October 2024. Credit N. Tolboom, UMC Utrecht.
2. ^{177}Lu-based, FAP-targeted therapeutic candidate.
3. Brand name subject to final regulatory approval.
4. Positron emission tomography.
5. Single photon emission computed tomography.

Patient representative scans – individual results may vary.

Telix: A unique company

We are leading the theranostic medicine modality

The **only** pure-play radiopharmaceutical company with:

Strong commercial record
FY2024 revenue: US$517M – 55% increase YOY[1]



Deep theranostic pipeline – multiple near-term catalysts plus next-generation assets



Manufacturing, isotope and distribution partnerships **delivering to patients**


Telix

Patient representative scans – individual results may vary.

1. FY2024 revenues are unaudited, preliminary and based on management's estimate as of the date of this presentation and are subject to completion of the Company's financial closing procedures. Refer to ASX and SEC announcement in respect of Telix's Q4 2024 revenue and business update dated 13 January 2025 for further details, including reported AUD figures.

Commercial performance

Full year guidance - beat



Total revenue
US$M
+55%
Year over year growth
US$97
US$115
US$125
US$135
US$142
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024

FY2024 Total revenue (unaudited)[1]

US$517M

Up 55% from US$333M in FY2023

Guidance FY2024: US$490 million to US$510 million

Telix

1. FY2024 revenues are unaudited, preliminary and based on management's estimate as of the date of this presentation and are subject to completion of the Company's financial closing procedures. Refer to ASX and SEC announcement in respect of Telix's Q4 2024 revenue and business update dated 13 January 2025 for further details, including reported AUD figures.

2025 Roadmap

Clear strategy, multiple near-term value drivers



Commercial portfolio and geographic expansion

Preparing for multi-product launches in 2025
U.S.: Zircaix®[1] BLA submitted; PDUFA dates for Gozellix®[2] and Pixclara®[3]
Global expansion of Illuccix®



Late-stage therapeutic pipeline

Focus on urology, neuro-oncology and musculoskeletal oncology, **targeting three assets in pivotal trials in 2025**



Advancing "next generation" radiopharmaceuticals

Harnessing the potential of **alpha emitting isotopes**, and further establishing **in-house discovery platform**



Patient confidence from world-class manufacturing

Supply chain, manufacturing capacity and advanced production technologies to **underpin our growth** and **meet global demand**

Telix

1. Zircaix®: TLX250-CDx for kidney cancer imaging, brand name subject to final regulatory approval.
2. Gozellix®: TLX007-CDx for prostate cancer imaging, brand name subject to final regulatory approval.
3. Pixclara®: TLX101-CDx for glioma imaging, brand name subject to final regulatory approval.

The immediate opportunity

High unmet medical need, significant value creation

Prostate cancer

Px: Illuccix (kit for the preparation of gallium Ga 68 gozetotide Injection); Gozellix™ (kit for the preparation of gallium Ga 68 gozetotide injection)

Tx: TLX591, TLX592

+

Kidney cancer

Px: Zircaix (zirconium Zr 89 girentuximab senvedoxam-crdi)

Tx: TLX250, TLX252

+

Brain

Px: Pixclara (floretyrosine F 18)

Tx: TLX101, TLX102

=

Total U.S. market opportunity[1]

US$21.5B



Px
US$3.3B
Tx
US$8.8B
US$ 12.1B
Px
US$0.8B
Tx
US$6B
US$ 6.8B
Px
US$0.5B
Tx
US$2.1B
US$ 2.6B
US$4.6B
US$16.9B

Our precision medicine portfolio provides near-term revenue opportunities and validates the clinical and commercial potential of our therapeutic candidates

Px – Precision medicine

Tx - Therapeutics

Telix

Gozellix, Pixclara and Zircaix brand names subject to final regulatory approval.
1. Management estimate for 2025 based on latest incidence and pricing models.

Therapeutics Platform



Therapeutics strategy

Multiple near-term catalysts and next-generation assets

	Prostate cancer	RCC, other CAIX[1]-expressing tumors	Brain, other rare cancers
Progress multiple late-stage therapeutic assets to pivotal trials	β **TLX591** Potential first radiolabelled antibody (rADC)[2] in 1L/2L mCRPC[3] β **TLX090** Novel osteoblastic bone metastases palliation	β **TLX250** Potential first-in-class radiopharmaceutical (rADC) in metastatic ccRCC[4]	β **TLX101** Potential first systemic radiotherapy in glioblastoma
Advance next-generation radiopharma platform	α **TLX592** Follow-on opportunity with Actinium-225 labelled antibody. Alternate clinical settings with unmet need	α **TLX252** Pan-cancer target enables expansion to other CAIX-expressing tumors with alpha-emitter	α **TLX102** Follow-on opportunity with Astatine-211 alpha emitter α **TLX300** First-in-class targeted radiation therapy in soft-tissue sarcoma

Telix

1. Carbonic anhydrase IX.
2. Radio antibody-drug conjugate.
3. Metastatic castrate resistant prostate cancer.
4. Clear cell renal cell carcinoma.

Late-stage pipeline

Clinically-validated programs, targeting three assets in pivotal trials in 2025

	Targeting agent	Isotope	Phase 1	Phase 2	Phase 3	Catalysts
Prostate PSMA[1]	Antibody	^{177}Lu	TLX591 (^{177}Lu rosopatamab tetraxetan) (bar through Phase 3)			ProstACT GLOBAL Ph3 trial in progress, Part 1 readout H1 2025
Kidney + other CAIX	Antibody	^{177}Lu	TLX250 (^{177}Lu-girentuximab) (bar through Phase 2)			STARLITE trials: First-in-class rADC, moving into pivotal trial in ccRCC Indication expansion - feasibility
Brain LAT[2]	Small molecule	^{131}I	TLX101 (^{131}I-IPA) (bar through Phase 2)			IPAX-Linz trial complete, pivotal trial design in consultation with FDA
Musculo-skeletal	Antibody	^{90}Y	TLX66 (^{90}Y-besilesomab), CD66[3] targeting agent for bone-marrow conditioning for hematological diseases (bar through Phase 2)			Preparing IND[4] for Ph2 trial
Musculo-skeletal	Small molecule	^{153}Sm	TLX090 (^{153}Sm-DOTMP), bone-seeking agent for bone metastases and pain palliation (bar to start of Phase 2)			Finalizing Ph2 study design/protocol based on FDA guidance

Telix

1. Prostate-specific membrane antigen.
2. L-type amino acid transporter.
3. Cluster of differentiation 66.
4. Investigational new drug (application).

Early-stage pipeline

The “next generation” of products

	Targeting agent	Isotope	R&D	Pre-clinical	Clinical (Ph 0/1)
Prostate PSMA	Antibody	^{225}Ac (alpha)	TLX592 (^{225}Ac-RADmAb®) [bar extends to Clinical (Ph 0/1)]		
Kidney + other CAIX	Antibody	^{225}Ac (alpha)	TLX252 (^{225}Ac-girentuximab) [bar extends to Pre-clinical]		
Brain LAT	Small molecule	^{211}At (alpha)	TLX102 (^{211}At-APA) [bar extends to Pre-clinical]		
Sarcoma PDGFRα[1]	Antibody	Undisclosed	TLX300 (-olaratumab) [bar extends to Clinical (Ph 0/1)]		
Bladder FAP[2]	Small molecule	Undisclosed	TLX400 (New in-license) [bar extends to Clinical (Ph 0/1)]		

Telix

1. Platelet derived growth factor receptor alpha.
2. Fibroblast activation protein.

TLX591: A highly differentiated approach to PSMA therapy

Potential to overcome limitations of small molecule approach

ProstACT™

SURVIVAL — Promising overall survival demonstrated in early studies, median OS 42.3 months[1]

DOSING — Simple 2-dose regimen. Lower cumulative radiation exposure (152 mCi v 1200 mCi)

QoL[2] — Limited off target side effects: renal toxicity, dry mouth, dry eye, ganglia irritation. Predictable hematological response

TLX591 biodistribution (SPECT imaging)[3]



Negligible exocrine gland uptake
Baseline Illuccix® PET
4 hours
24 hours
96 hours
168 hours
312 hours

Key near-term catalyst

ProstACT GLOBAL Phase 3 study dosing patients. Interim readout H1 2025 – Part 1 combination safety and dosimetry

Telix

1. Tagawa, et al. *Cancer.* 2019 (Open label, single-arm Phase 1/2 clinical trial in 17 patients with advanced mCRPC).
2. Quality of life.
3. ProstACT SELECT data on file.

Patient representative scans - individual results may vary.

TLX250: Targeting ccRCC, pan-cancer potential

Positioned to be first CAIX-targeting rADC to market

TLX250-CDx detection of CAIX expressing tumors

Renal cell carcinoma ZIRCON

Colorectal carcinoma STARBURST

Mesothelioma STARSTRUCK

Triple negative breast cancer OPALESCENCE


PET +ve
CT[1]
Fused PET/CT
FDG
TLX250-CDx

Patient representative scans - individual results may vary.

- **Promising target expressed in >90% of ccRCC** (most common kidney cancer) and range of solid tumors[2]
- **Validated ability to image CAIX with girentuximab targeting agent**, use of extensively studied Lutetium-177 payload de-risks clinical program[3]
- **Demonstrated durable disease control in 2 trials across 37 patients** with a manageable safety profile[4,5]
- RCC as 7th most common cancer[6], **initial opportunity in late-line disease with high unmet need**

Telix

1. Computed tomography.
2. Pastorekova S and Gillies RJ. *Cancer Metastasis Rev.* 2019.
3. Shuch et al. *Lancet Oncology*. 2024.
4. Stillbroer et al. *European Urology*. 2013.
5. Muselaers et al. *European Urology*. 2015.
6. Alves WEFM et al. *BMC Cancer*. 2019.

TLX101: Impacting glioblastoma

A compelling direction for an unmet medical need

TLX101 scan showing glioblastoma uptake[1]



Overlay post therapy SPECT/MRI[2]

- **Patient need**: Glioblastoma currently has poor outcomes with a median overall survival of 12-15 months[3], 5-year survival of 4.7%
- TLX101 granted orphan drug designation in the U.S. and EU for the treatment of glioma
- **Companion diagnostic:** Pixclara[4] (TLX101-CDx) submitted for NDA[5] in 2024, granted Priority Review with a PDUFA[6] goal date of 26 April 2025
- **Clinical outcomes**: IPAX-1 demonstrated promising efficacy: median overall survival of 23 months from initial diagnosis[7]

Two key near-term catalysts

IPAX-2: Phase 1 study in front-line setting	IPAX-L: Phase 2 investigator-led study in recurrent setting
In progress, positive engagement with FDA on pivotal trial design, planned commencement 2025	Completed enrolment, data expected in H1 2025

Telix

Patient representative scan - individual results may vary.

1. Credit: UMC Utrecht Compassionate Use Program.
2. Magnetic resonance imaging.
3. Ostrom et al. *Neuro Oncol.* 2018.
4. Brand name subject to final regulatory approval.
5. New drug application.
6. Prescription Drug User Fee Act.
7. Pichler et al. *Neuro-oncology Advances.* 2024.

TLX090: Next generation for metastatic cancer

Pain management and palliative treatment of osteoblastic bone metastases

SPECT/CT scan of metastatic prostate cancer patient showing targeted uptake of TLX090


P

- **Patient need:** Relief from pain due to bony (osteoblastic) metastases needs new, cost-effective solutions. Current standard of care relies heavily on opioids, creating compliance issues, and offering low quality of life for patients
- Most prostate cancer patients and 20% of breast cancer patients progress with bony lesions, with considerable pain[1]
- **Benefits**: Single dose of TLX090 potentially offers up to four months of pain relief and quality of life. Repeat dosing potential
- **Clinical outcomes**: Phase 1 trial demonstrated highly targeted uptake in bone tumors, favorable safety profile and efficacy in reducing bone pain

Two key near-term catalysts

Dec 2024 Type B Pre-IND Meeting

Received clear guidance on planned study design and pathway to pivotal trial

Finalizing study design/protocol based on FDA guidance

Recruitment expected to commence 2025

Telix

Patient representative scans - individual results may vary.

1. Huang, J., et al., (2020). Incidence Of Patients with Bone Metastases At Diagnosis Of Solid Tumors In Adults: A Large Population-Based Study. Doi: 10.21037/atm.2020.03.55

TLX400: Fibroblast activation protein (FAP) targeting

Next-generation asset, pan-cancer potential

FAP therapy (TLX400) in RAI-R[1]-thyroid cancer[2]


Before


After

- **Fibroblast activation protein** (FAP) is one of the targets with the most potential in nuclear medicine – expressed in over 90% of epithelial cancers[3]
- **Next-generation assets** have potential for imaging, and both alpha and beta therapy applications
- **Demonstrated safety and efficacy** profile with extensive pre-clinical and clinical validation
- **Developed by** renowned radiochemist Professor Frank Roesch and team
- **Bolsters Telix pipeline** with a pan-cancer program complementing our CAIX portfolio
- **Initial development program** to focus on bladder cancer, builds out existing urology franchise

Telix

Patient representative scans - individual results may vary.

1. Radioactive iodine-refractory thyroid cancer.
2. Adapted from Sanjana Ballal, SNMMI Presentation 2023.
3. Rettig et al. *Proc Natl Acad Sci USA*. 1988.

Precision Medicine



Precision medicine strategy

Expanding Telix's industry-leading precision medicine franchise

	New product launches[1]	Global expansion and patient reach	Grow market share
Multiple commercial products	Preparation for U.S. launches in 2025 for • Gozellix® (prostate) • Pixclara® (GBM[2]) • Zircaix® (renal)	• Illuccix® approvals expected in EU, UK, Brazil in 2025 • Illuccix Phase 3 bridging studies - China and Japan	• Continued focus on innovation and customer service to drive increased market share for each product and indication
Clinical leadership in precision medicine	• Label expansion and multi-product lifecycle development for PSMA imaging • Label expansion studies for kidney and brain[2]	• Regulatory filings to support global rollout of Gozellix, Pixclara and Zircaix • Supporting multiple third-party clinical trials globally	• Partner to leverage AI[3] and technology for enhanced imaging • Effective lifecycle management across multiple products

Telix

Gozellix, Pixclara and Zircaix brand names subject to final regulatory approval.
1. Subject to regulatory approval.
2. Glioblastoma.
3. Artificial intelligence.

Global product expansion

Transition to a global, multi-product commercial product portfolio is underway

PSMA Prostate

- Gozellix: follow-on PSMA product, PDUFA goal date 24 March 2025
- Illuccix: EU decision date mid-January, UK and Brazil decisions expected H1 2025
- China: Illuccix Phase 3 bridging study complete

illuccix® (kit for the preparation of gallium Ga 68 gozetotide Injection)

Gozellix™ kit for the preparation of gallium Ga 68 gozetotide injection

CAIX Kidney

- Zircaix BLA filed with the FDA December 2024[1]
- Expanded access program at >30 sites globally
- ZIRCON peer review data published in Lancet Oncology[2]
- Included in EAU guidelines[3] as an emerging technology

Zircaix (zirconium Zr 89 girentuximab senvedoxam-crdi)

LAT Brain

- NDA accepted by FDA; granted priority review, PDUFA goal date 26 April 2025
- First PET-based response assessment criteria for diffuse gliomas issued by RANO[4]
- Expanded access program launched in the U.S.

Pixclara (floretyrosine F 18)

Telix

Gozellix, Pixclara and Zircaix brand names subject to final regulatory approval.

1. Intended to remediate a filing issue with the initial Biologics License Application (BLA) submission from June 2024. See Telix ASX disclosures 31 July 2024 and 30 December 2024.
2. Shuch et al. *Lancet Oncol.* 2024.
3. European Association of Urology Guidelines on Renal Cell Carcinoma (April 2024).
4. Albert et al. *Lancet Oncol.* 2024. Response assessment in neuro-oncology criteria.

Indication expansion to grow the opportunity

Driving clinical utility and differentiation across the patient journey in prostate cancer



1) Current indication: Initial staging prior to definitive therapy
2) Current indication: Suspected recurrence
TelixPSMA
3) Current indication: Selection for RLT[1]
Other tumor types (GBM, Breast, HCC[2])
UCDAVIS
PSMA-targeted/ guided therapy/planning
UTSouthwestern Medical Center
INDIANA UNIVERSITY SCHOOL OF MEDICINE
Low volume disease Clinical difference
Specialty Networks A Cardinal Health company
Weill Cornell Medicine
INDIANA UNIVERSITY SCHOOL OF MEDICINE
Outcomes data
UW Medicine UW SCHOOL OF MEDICINE
Memorial Sloan Kettering Cancer Center
NYU Langone Health
Monitoring response to therapies (ADT[3], chemo, RLT)
Dana-Farber Cancer Institute
Alliance for Clinical Trials in Oncology
Seattle Cancer Care Alliance
CARILION CLINIC
EMORY
Kettering HEALTH
HARVARD MEDICAL SCHOOL
PSA[4] level
Non-castrate-resistant
Asymptomatic
Symptomatic
Non-metastatic
Metastatic
Castration-sensitive
Castration-resistant
Time / Disease Progression

Current indication | Expanded indication | Other disease indication

1. Radioligand therapy.
2. Hepatocellular carcinoma.
3. Androgen deprivation therapy.
4. Prostate-specific antigen.

Sustained leadership in prostate cancer imaging

PSMA targeting is solved, technology will further unleash the power of imaging

TelixPSMA

Enhancing imaging with AI
Proprietary tools and clinical decision support software.
Telix + SubtlePET, a virtual upgrade for <u>**any**</u> PET scanner

Reach access "deserts"
Gozellix® delivers PSMA imaging to the last mile, transforming access



Grow the market
Label-expanding PSMA "digital biopsy" study commencing 2025

Investment in innovation
Multi-product lifecycle management

International expansion
Committed to global access of our best-in-class product

New camera technology
Augments sensitivity to enable PSMA detection at very low PSA levels[1]. Close cooperation with scanner OEMs[2]

Telix

Gozellix brand name subject to final regulatory approval.
1. Hicks et al. *European Urology Open Science,* 2025.
2. Original Equipment Manufacturers.

Total-body Illuccix PET-CT. Patient representative scan - individual results may vary. Credit: BAMF Health.

Zircaix®: "Practice-changing" solution for renal imaging

ZIRCON imaging data validates target in ccRCC[1,2]

- **Sensitivity of 86% and specificity of 87%,** PPV[3] of 93% in patients with cT1 indeterminate renal mass (≤7cm)
- **High diagnostic performance** for detection and characterization of small and very small renal masses
- **Primary and secondary endpoints met by** all three readers
- **No safety concerns**
- **Non-invasive technique** may be especially beneficial to those at risk of complications from a surgical renal mass biopsy

> **TLX250-CDx**
>
> **"has a favorable safety profile and is a highly accurate, non-invasive imaging modality for the detection and characterization of ccRCC, which has the potential to be practice changing[1]."**


THE LANCET
Oncology

[^{89}Zr]Zr-girentuximab for PET–CT imaging of clear-cell renal cell carcinoma: a prospective, open-label, multicentre, phase 3 trial

Brian Shuch, Allan J Pantuck, Jean-Christophe Bernhard, Michael A Morris, Viraj Master, Andrew M Scott, Charles van Praet, Clement Bailly, Bülent Önal, Tamer Aksoy, Robin Merkx, David M Schuster, Sze Ting Lee, Neeta Pandit-Taskar, Alice C Fan, Phillip Allman, Karl Schmidt, Libuse Tauchmanova, Michael Wheatcroft, Christian Behrenbruch, Colin RW Hayward, Peter Mulders

Summary

Background With limitations of conventional imaging and biopsy, accurate, non-invasive techniques to detect clear-cell renal cell carcinoma in patients with renal masses remain an unmet need. ^{89}Zr-labelled monoclonal antibody ([^{89}Zr]Zr-girentuximab) has high affinity for carbonic anhydrase 9, a tumour antigen highly expressed in clear-cell renal cell carcinoma. We aimed to evaluate [^{89}Zr]Zr-girentuximab PET–CT imaging for detection and characterisation of clear-cell renal cell carcinoma.


Diagnostic CT
PET
Fused PET–CT
A
15
10
5
0

Zircaix brand name subject to final regulatory approval.
1. Shuch et al. *Lancet Oncol.* 2024.
2. Telix ASX disclosures 7 November 2022.
3. Positive predictive value.

Pixclara®: Preparation for 2025 commercial launch

Unmet need for delineating progressive disease from treatment-induced changes

- **U.S. total addressable market:** 95,000+ scans across multiple clinical indications; market value US$475-665M[1]
- **Initial indication:** Characterizing recurrent glioma or treatment-induced change. Patient selection tool for TLX101 therapeutic
- A potentially valuable tool for management of progression/ treatment monitoring
- **Orphan drug designation,** potential to meet major unmet need
- **Widely used in Europe and recommended** in the EANM / EANO / RANO / SNMMI guidelines for PET imaging of gliomas[1]
- **First PET-based response assessment criteria** for diffuse gliomas issued by RANO in January 2024[2]

NDA submitted to FDA in 2024, granted Priority Review and provided a PDUFA goal date of 26 April 2025

ROC[3] analysis of 80 patients with grade 3/4 glioma or brain metastases demonstrated superior accuracy of ^{18}F-FET PET compared with MRI[4]


Sensitivity (%)
100 - Specificity (%)
0
20
40
60
80
100
rCBV
KTrans
TBRIntercept
TBRMax
TBRMean



Patient representative scans - individual results may vary.

Telix

Pixclara brand name subject to final regulatory approval.

1. Management estimate based on latest incidence (American Cancer Society, ACS data) and pricing models.
2. Verger et al. *EJNMMI.* 2025.
3. Albert et al. *Lancet Oncol.* 2024.
4. Receiver operating characteristic.
5. Veronesi et al. *J Nucl Med.* 2023.

Telix Manufacturing Solutions


Telix
Telix

Global manufacturing capability is key to delivery

Ensuring confidence through world-class manufacturing and supply chain capabilities

Our strategy is based on:

- Harnessing resources and expertise
- Scaling to meet rapid growth and demand
- Building partnerships to drive success


Telix


Last mile delivery, patient confidence
Conjugation
Isotope production
Clinical and commercial manufacturing
Radio-chemistry

Telix

Global patient reach

A strategy combining partnerships and owned assets



Telix
Partners
artms
IsoTherapeutics
RLS
RADIOISOTOPE LIFE SCIENCES
Optimal Tracers
CGE 远大健康
CGE HEALTHCARE
R2PHARMA

Telix

RLS acquisition subject to completion. Expected early Q1 2025.

U.S. coverage

Multiple channels ensure patient access and industry leading reliability

Strategic partner pharmacy network

CardinalHealth | PharmaLogic Take The Lead | UPPI | JUBILANT RADIOPHARMA



Telix-owned network

RLS RADIOISOTOPE LIFE SCIENCES | artms



Telix

RLS acquisition subject to completion.
Expected early Q1 2025.

More than “bricks and mortar” – talent and expertise

Global reach, international talent pool and an unrivalled R&D platform



Optimal Tracers

California, U.S.



artms

Vancouver, Canada



IsoTherapeutics

Texas, U.S.



RLS RADIOISOTOPE LIFE SCIENCES

U.S. (Nationwide)



TMS
(Telix Mfg Solutions)

Brussels, Belgium

Telix

RLS acquisition subject to completion.
Expected early Q1 2025.

Delivering in 2025



Multiple drivers of value creation

Foundations in place for rapid and sustainable growth

2025

A transformative year for Telix

Commercial Growth

- Proven track record of delivery
- Preparing to launch multiple products in 2025[1]
- Ex-U.S. business expansion

Pipeline Development

- Multiple near-term catalysts
- Key therapeutic assets progressing to pivotal trials
- Advancement of next-generation assets

Ensuring Patient Access

- Industry-leading supply chain, production technology and distribution capabilities
- Valued regional strategic partnerships

Telix

1. Subject to regulatory approval.

Delivering the plan

Catalysts

- Commercial portfolio and geographic expansion
- Progress late-stage therapeutic pipeline
- Advance next generation radiopharmaceuticals
- World-class manufacturing

H1 2025

- ProstACT GLOBAL (TLX591) Ph 3 interim readout
- TLX592 alpha therapeutic trial commencement
- IPAX-2 and IPAX-Linz (TLX101) therapy studies readouts
- Gozellix[1] & Pixclara[1] FDA approval decisions (U.S.)
- TLX250 program update and interim data
- RLS acquisition completion (expected early Q1 2025)
- ZOLAR (TLX300) patient dosing
- TMS Brussels South GMP[2] accreditation and "hot" doses
- Illuccix Brazil, EU and UK approval decisions
- Illuccix China Ph 3 bridging study complete
- PSMA biopsy expansion study commencement
- Novel biologics platform and Tx assets transaction completion

H2 2025

- Zircaix[1] anticipated FDA approval decision (U.S.)
- SubtlePET + Zircaix[1] (combo) AI filing and approval decision (U.S.)
- Gozellix[1] filing (Aus)
- Illuccix Japan Ph3 trial enrolment
- TLX101, TLX250 pivotal trials commencement
- TLX252 alpha trial commencement
- ZOLAR trial interim readout

Telix

1. Brand names subject to regulatory approval
2. Good manufacturing practice.

Contact :

Belinda White
Investor Relations
belinda.white@telixpharma.com

Telix



Illustration showing TLX250 binding to carbonic anhydrase IX and internalization